UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2020 and FY 2020 Results

INVESTOR RELATIONS CONTACTS		PRESS CONTACT
Peggy Reilly Tharp	Dudi Musler	Adi Bajayo
VP, ICL Global Investor Relations	Director, Investor Relations	Scherf Communications
+314-983-7665	+972-3-684-4448	+972-52-4454789
Peggy.ReillyTharp@icl-group.com	Dudi.Musler@icl-group.com	Adi@scherfcom.com

ICL Reports Full Year and Strong Fourth Quarter Results

Improved fourth quarter sales and operating income driven by all four divisions

Company issues 2021 guidance range for adjusted EBITDA

Tel Aviv, Israel, February 11, 2021 – ICL (NYSE &TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the fourth quarter and full year ended December 31, 2020. Consolidated fourth quarter sales of $1.3 billion were up more than $200 million year-over-year. Net income of $65 million was up 35%, and adjusted EBITDA of $268 million in the fourth quarter was up more than 30% year-over-year. Operating income of $139 million was up nearly 60% over the fourth quarter of last year, and all four divisions delivered year-over-year improvement in both sales and operating income in the quarter. Adjusted operating income of $143 million for the fourth quarter was up more than 60%, and operating cash flow of $258 million was up 22%.

“To be certain, 2020 was a challenging year – for ICL, its employees, its customers and its communities – however, we are coming out of a tough year with a strong finish, and we believe we are well-positioned for 2021,” said Raviv Zoller, president and CEO of ICL.  “Not only are commodity prices in our favor going into the new year, we also expect to continue seeing benefits from our innovative products and from the cost efficiencies and strategic initiatives we executed against in 2020.”

“In 2020, our focus on innovative specialty products drove record operating income for specialty phosphates and Innovative Ag Solutions division.  We also had a record year at our YPH joint venture in China, our second-best year in Industrial Products, and we broke the annual potash production record at The Dead Sea, with these – and other achievements – driven by innovation and prompt execution.  Other operational successes included launching production trials at our new TBBA plant in Neot Hovav; beginning full operations of the salt harvester at The Dead Sea; the continued ramp up of white phosphoric acid production at our YPH facility; and the completion of excavation for the ramp connecting our Cabanasses mine in Spain with our Suria plant. The final integration in Spain will be completed in the first half of 2021,” continued Zoller.

”We also continued to reposition Innovative Ag Solutions for the future, by focusing on the development of innovative products and growing our business in target markets, including Brazil - one of the world's fastest growing agriculture markets – through our acquisition of Fertiláqua, which was completed during the first week of January 2021. We expect these and other innovative efforts to benefit the Company in 2021,” concluded Zoller.

In order to provide better clarity around expectations for 2021, the Company is issuing an adjusted EBITDA guidance range of $1.02 billion to $1.12 billion for the full year, which is based on commodity prices and exchange rates as of the beginning of 2021. (1a)

ICL Group Limited Q4 2020 Results 1

Financial Figures and Non-GAAP Financial Measures

10-12/2020		10-12/2019		1-12/2020		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,317	-	1,106	-	5,043	-	5,271	-
Gross profit	405	31	336	30	1,490	30	1,817	34
Operating income	139	11	88	8	202	4	756	14
Adjusted operating income (1)	143	11	88	8	509	10	760	14
Net income (loss) - shareholders of the Company	65	5	48	4	11	0	475	9
Adjusted net income - shareholders of the Company (1)	68	5	48	4	258	5	479	9
Diluted earnings (loss) per share (in dollars)	0.05	-	0.04	-	0.01	-	0.37	-
Diluted adjusted earnings per share (in dollars) (2)	0.05	-	0.04	-	0.20	-	0.37	-
Adjusted EBITDA (2)	268	20	201	18	990	20	1,198	23
Cash flows from operating activities	258	-	212	-	804	-	992	-
Purchases of property, plant and equipment and intangible assets (3)	183	-	157	-	626	-	576	-

(1)	See “Adjustments to reported operating and net income (Non-GAAP)” in the appendix.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" in the appendix.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the appendix.

2 ICL Group Limited Q4 2020 Results

Consolidated Results Analysis

Results analysis for the period October – December 2020

Sales	Expenses	Operating income
$ millions

Q4 2019 figures	1,106	(1,018)	88
Total adjustments Q4 2019*	-	-	-
Adjusted Q4 2019 figures	1,106	(1,018)	88
Quantity	251	(153)	98
Price	(78)	-	(78)
Exchange rates	38	(42)	(4)
Raw materials	-	20	20
Energy	-	(1)	(1)
Transportation	-	5	5
Operating and other expenses	-	15	15
Adjusted Q4 2020 figures	1,317	(1,174)	143
Total adjustments Q4 2020*	-	(4)	(4)
Q4 2020 figures	1,317	(1,178)	139

* See "Adjustments to reported operating and net income (Non-GAAP)" in the appendix.

-
Quantity – Positive:  primarily due to increase in potash sales volumes related to ICL Dead Sea production records – compared with the effect of a three week shutdown for facilities upgrades in the fourth quarter of 2019 – and an increase in sales volumes of bromine- and phosphorous-based flame retardants, acids, and phosphate fertilizers, partially offset by a decrease in clear brine fluids sales volumes related to COVID-19.

-	Price – Negative: primarily due to a $46 decrease in average realized price per tonne of potash year-over-year and a decrease in the selling prices of phosphate commodities products.

-
Exchange rates – Negative:  primarily due to the following changes in average exchange rates -  appreciation of Israeli shekel against USD, which increased operational costs, partially offset by appreciation of the euro against the USD, which increased revenues more than it increased operational costs, and by devaluation of the Brazilian real, which decreased operational costs.

-	Raw materials Positive: primarily due to lower prices of sulfur consumed and lower raw material prices used for Innovative Ag Solutions products.

-	Transportation – Positive: primarily due to decrease in marine and inland transportation costs year-over-year.

-	Operating and other expenses – Positive: primarily due to operational savings at ICL Dead Sea, related to increased production from fourth quarter 2019 facilities upgrades.

ICL Group Limited Q4 2020 Results 3

Financing expenses, net

Net financing expenses in the fourth quarter of 2020 amounted to $46 million, compared to $25 million in the same quarter last year – an increase of $21 million.

The increase relates mainly to revaluation of long-term employee benefits provisions and long-term leases (IFRS 16), which increased by $30 million, due to the appreciation of the Israeli shekel against the U.S. dollar during the fourth quarter of 2020.

The increase was partially offset by income from hedging transactions of $11 million.

Tax expenses

Tax expenses in the fourth quarter of 2020 and 2019 amounted to $24 million and $15 million, respectively, reflecting an effective tax rate of about 26% and 24%, respectively. The Company’s higher tax rate in the current quarter is mainly due to an appreciation in the average exchange rate of the Israeli shekel against the USD.

Segment Information

Industrial Products

Results of operations

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Segment Sales	336	293	1,255	1,318
Sales to external customers	333	290	1,242	1,307
Sales to internal customers	3	3	13	11
Segment Profit	80	60	303	338
Depreciation and amortization	23	18	77	67
Capital expenditures*	23	18	84	74

          Fourth Quarter 2020

•	Sales of $336 million, up $43 million or 15% year-over-year.

•	Operating income of $80 million, up $20 million or 33% year-over-year – a fourth quarter record.

•	Recovery progressing in most end markets, excluding automotive – showing signs of recovery – and oil and gas - clear brine fluids not likely to recover in 2021.

•	Strategic shift to long-term contracts continued, with the trend expected to progress in 2021.

•	Commenced first production trials of new TBBA plant at Neot Hovav site.

4 ICL Group Limited Q4 2020 Results

Significant highlights and business environment

•	Elemental bromine: Sales up both sequentially and year-over-year, primarily due to lower volumes related to the shut-down for Dead Sea facilities upgrade toward the end of 2019.

-	Market prices in China increased to a 12-month USD high, due to tax regulations, combined with favorable RMB/USD exchange rate.

•	Bromine-based flame retardants: Sales up year-over-year, with higher demand from most end markets, while automotive showing first signs of recovery.

•	Clear brine fluids (CBF): Sales down year-over-year, primarily due to a sharp decline in demand for oil and gas caused by a COVID-19-related decline in drilling activities.

•	Phosphorus-based flame retardants: Sales up year-over-year, primarily due to declines in Chinese production related to government regulations.

•
Specialty minerals:  Sales up year-over-year, due to higher sales of magnesia- and calcium-based products related to continued strong demand from the food supplements and pharmaceutical end-markets.  Growth partially offset by a decrease in pre-season sales of MgCl for deicing, due to excess 2019 inventory.

Potash

Results of operations

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Segment Sales	379	302	1,346	1,494
Potash sales to external customers	276	192	979	1,081
Potash sales to internal customers	28	23	95	100
Other and eliminations*	75	87	272	313
Gross Profit	138	99	472	643
Segment Profit	40	22	120	289
Depreciation and amortization	43	38	166	149
Capital expenditures	104	137	296	478
Average realized price (in $)**	228	274	230	286

          *   Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by ICL power plants in Israel.

          ** Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily due to marine transportation costs.

ICL Group Limited Q4 2020 Results 5

Fourth Quarter 2020

•	Sales of $379 million, up $77 million or 25% year-over-year.

•	Operating income of $40 million, up $18 million or more than 80% year-over-year.

•	Grain Price Index increased, including all grain prices: soybeans up 21.6%, corn up 19.7%, wheat up 19.8%, and rice up 1.0%.

-
Increase in grain prices, especially for soybeans and corn, supported higher potash prices, especially in the U.S. and Southeast Asia. For additional information on potash prices and imports in key markets, see ‘Global potash market - average prices and imports’ in the appendix.

-	Average potash realized price per tonne of $228 was 4% higher sequentially but 17% lower year-over-year.

Significant highlights and business environment

•	ICL Dead Sea

-	Achieved record production for the fourth quarter and full year 2020, following facilities upgrades in the fourth quarter 2019.

-	Commenced operations of the salt harvesting dredger at The Dead Sea in December 2020.

-	The P-9 pumping station is expected to start commissioning in February of 2021 and will be fully commissioned by the middle of 2021.

•	ICL Iberia

-
The excavation of the ramp connecting the Cabanasses mine with the Suria plant was completed in December, following a delay related to COVID-19.  Operations are expected to commence in the first half of 2021.

-	The project is expected to increase the mine’s capacity – expected annual run rate to reach approximately 1 million tonnes by the end of 2021, while lowering the cost per tonne.

•	ICL Boulby

-
Polysulphate production was down 17% to ~158,000 tonnes year-over-year, due to a power outage in November, however, for the full year, production was up 12% year-over-year to ~709,000 tonnes – despite the negative impact of COVID-19.

-	Polysulphate sales volumes remained relatively stable quarter-over-quarter and increased by 13% year-over-year to ~163,000 tonnes in the fourth quarter.

•	Magnesium

-	Global end market demand for magnesium showing first signs of recovery, following the negative impact of COVID-19 in previous quarters.

6 ICL Group Limited Q4 2020 Results

Potash – Production and Sales

Thousands of tonnes	10-12/2020	10-12/2019	1-12/2020	1-12/2019

Production	1,208	844	4,527	4,159
Total sales (including internal sales)	1,333	785	4,666	4,130
Closing inventory	275	414	275	414

          Fourth quarter 2020

−
Production – Potash fourth quarter 2020 production was ~364,000 tonnes higher year-over-year, due to increased production at ICL Dead Sea   - following the three-week closure in the fourth quarter of the prior year – for facilities upgrades –  and thanks to operating excellence initiatives, somewhat offset by lower production at ICL Iberia, mainly due to the Sallent site closure, which reduced potash production quantities by about ~80,000 tonnes.

−	Sales – Quantity of potash sold was ~548,000 tonnes higher year-over-year, primarily due to the increase in potash production and realized by sales mainly to China, Brazil, India and US.

Phosphate Solutions

Results of operations

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Segment Sales	501	417	1,948	1,980
Sales to external customers	479	400	1,871	1,901
Sales to internal customers	22	17	77	79
Segment Profit	21	1	66	100
Depreciation and amortization	54	44	210	177
Capital expenditures	95	71	275	326

          Fourth Quarter 2020

•	Sales of $501 million, up $84 million or 20% year-over-year.

-	Phosphate specialties: Sales of $291 million, up $29 million or 11%, despite the Hagesud divestment.

-	Phosphate commodities: Sales of $210 million, up $55 million or 35%.

•	Operating income of $21 million, up $20 million year-over-year – a significant increase.

-	Phosphate specialties: Operating income of $24 million, up $2 million or 10%.

-	Phosphate commodities: Operating loss of $3 million – an improvement versus a loss of $21 million in the prior year.

•	YPH continued to gradually shift from commodities to specialties and saw a year-over-year improvement in sales and operating income– due, in part, to cost reduction efforts.

•	Commodity price improvement continued in the fourth quarter and in the beginning of 2021.

ICL Group Limited Q4 2020 Results 7

Significant highlights and business environment

•	Phosphate salts: Sales up year-over-year, with an improvement in sales of food grade phosphates and stable industrial salts sales.

-	Food grade phosphates: Strong volumes in Europe, North America and emerging markets were primarily due to a COVID-19-related sales shift from food service to the retail sector.

-
Industrial salts:  Slightly higher sales in South America and China offset lower demand in Europe and North America, which was primarily driven by continued COVID-19 related weakness in certain industries.

•	White phosphoric acid (WPA): Sales up year-over-year, driven by increased volume in China, Europe and South America, while North American sales remained stable.

-	WPA plant in China continued to ramp up and is scheduled to produce commercial food-grade acid by the end of first quarter 2021.

•	Dairy protein: Sales significantly higher year-over-year, primarily due to continued focus on expanding the company’s global leadership position in organic cow and goat ingredients market.

•	Phosphate fertilizers: Sales up year-over-year, due to higher sales volumes.

-
Prices continued to recover across most markets during the fourth quarter of 2020, primarily in the Americas and Europe, despite seasonally low demand. For additional information on phosphate prices, see ‘Global phosphate commodities market - average prices’ in the appendix.

•	Prices of consumed raw material, mainly of sulfur, also increased compared to the third quarter of 2020, but were still lower year-over-year.

Innovative Ag Solutions

Results of operations

10-12/2020	10-12/2019	1-12/2020	1-12/2019	1-12/2018
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	163	150	731	717	741
Sales to external customers	158	145	715	699	719
Sales to internal customers	5	5	16	18	22
Segment Profit	5	(2)	40	21	29
Depreciation and amortization	6	6	25	21	19
Capital expenditures	9	8	20	30	15

8 ICL Group Limited Q4 2020 Results

Fourth Quarter 2020

•	Sales of $163 million, up $13 million or 9% year-over-year.

•
Operating income of $5 million, up $7 million year-over-year – a significant increase, due to cost efficiencies implemented in 2020, lower cost of raw materials, higher sales volumes and favorable exchange rates.

•	Turf and Ornamental (T&O) business delivered record quarterly sales.

Significant highlights and business environment

•	Specialty agriculture: Sales of straight fertilizers and controlled release fertilizers (CRF) continued to improve, due to strong demand in all regions.

-	Continued increase in sales to fast -growing emerging markets, such as India and Turkey.

•	T&O: Sales up 7% year-over-year, due to growth in Europe, North America, Australia and New Zealand, and in both Turf and Landscape and Ornamental Horticulture.

-	Strong demand across most products, as buyers secured stocks in advance of any potential additional COVID-19 lockdowns.

•
On January 7, 2021, the Company announced it completed the acquisition of Fertiláqua, one of Brazil's leading specialty plant nutrition companies, for $122 million. ICL expects to leverage Fertiláqua’s strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market.

Liquidity and Capital Resources

As of December 31, 2020, the Company retained high levels of cash, cash equivalents, short-term investments and deposits in the amount of $314 million compared to $191 million as of December 31, 2019. In addition, the Company had more than $1 billion of unused credit facilities as of December 31,2020. The higher liquidity was part of the Company's strategy to enhance its financial flexibility, as well as to fund the Fertiláqua acquisition, which closed in early January 2021.

Outstanding net debt

As of December 31, 2020, ICL’s net financial liabilities amounted to $2,463 million, an increase of $53 million compared to December 31, 2019.

Dividend Distribution

In connection with ICL’s fourth quarter 2020 results, the Board of Directors declared a dividend of 2.65 cents per share, or approximately $34 million in the aggregate. The dividend will be paid on March 16, 2021. The record date is March 3, 2021.

About ICL

ICL Group Ltd. is a leading global specialty minerals and chemicals Company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 11,000 people worldwide, and its 2020 revenues totaled approximately $5 billion. For more information, visit the Company's website at www.icl-group.com1.

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q4 2020 Results 9

IMPACT OF COVID-19

In order to manage rapidly evolving conditions related to the COVID-19 pandemic and to enable an immediate response to new and frequently changing health and safety requirements, a special COVID-19 response team was established in early 2020. Directed by the senior management, the team is responsible for the constant monitoring of new guidelines and instructions issued by global and local health organizations, daily monitoring of operations across facilities, quick implementation of necessary adjustments to operations, management of internal communications to inform our employees on a regular basis, and for supporting our employees to adapt to this challenging environment.

During 2020, most of the Company's manufacturing facilities continued to operate undisturbed and have been deemed to be essential businesses by most of the relevant local government authorities. ICL Dead Sea achieved a record level of potash production despite operational challenges presented by COVID-19.

The emergence of the COVID-19 pandemic had a negative impact on our business performance in 2020, as revenues decreased, primarily due to lower demand for some of our Industrial Products segment products such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive and electronics industries. In addition, operating results were negatively impacted, primarily due to lower production in Europe and other operational costs related to COVID-19. Nevertheless, these were partially mitigated by efficiency initiatives and measures implemented by the Company.

As the ultimate impact of the pandemic on the global economy still remains unclear, the Company anticipates COVID-19 may have a continuing impact on results for the next few quarters, including but not limited to, affecting revenues and operating income - due to the decline in global demand in the end markets for some of our products - as well as health and safety restrictions and measures affecting our operations and, in particular, any new lockdowns.

As a result of uncertain environment brought about by COVID-19, the Company has taken actions to further enhance its financial profile and flexibility. As of December 31, 2020, the Company had more than $1 billion in cash and equivalents, deposits, and unutilized credit facilities.

At this stage, the Company continues to respond to the evolving business environment, to adjust to the changing economy and to take the appropriate measures to further enhance operational efficiency, including implementing cross‑segment cost saving initiatives and maximizing its integrated business model, versatile production capabilities and worldwide logistics and marketing arrays. The Company is unable to accurately assess the full future impact of COVID‑19 on its operations, due to, among other factors, the heightened volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates, and additional countermeasures that governments and central banks may take.

COVID-19 segment details for fourth quarter 2020

•	Industrial Products: The negative impact continued to decline on a quarter-over-quarter basis, however, reduced demand for clear brine fluids is expected to continue into 2021.

•	Potash: The negative impact in the fourth quarter of $12 million was due to lower production caused by the delay in the construction of the new ramp in Spain.

•	Phosphate Solutions: Global phosphate specialties and commodities markets were not significantly disrupted, and the Company does not expect a significant impact on first quarter 2021 results.

•	IAS: Turf and Ornamental sales were higher year-over-year, due to pre-buying related to uncertainty around the potential for additional lockdowns in Europe.

10 ICL Group Limited Q4 2020 Results

Appendix:

Condensed Consolidated Statements of Income (Unaudited)

(In millions except per share data)

For the three-month period ended		For the year ended
December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
$ millions	$ millions	$ millions	$ millions

Sales	1,317	1,106	5,043	5,271
Cost of sales	912	770	3,553	3,454

Gross profit	405	336	1,490	1,817

Selling, transport and marketing expenses	204	177	766	767
General and administrative expenses	57	64	232	254
Research and development expenses	17	12	54	50
Other expenses	4	7	256	30
Other income	(16)	(12)	(20)	(40)

Operating income	139	88	202	756

Finance expenses	123	25	219	220
Finance income	(77)	-	(61)	(91)

Finance expenses, net	46	25	158	129

Share in earnings of equity-accounted investees	1	-	5	1

Income before income taxes	94	63	49	628

Provision for income taxes	24	15	25	147

Net income	70	48	24	481

Net income (loss) attributable to the non-controlling interests	5	-	13	6

Net income attributable to the shareholders of the Company	65	48	11	475

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.05	0.04	0.01	0.37

Diluted earnings per share (in dollars)	0.05	0.04	0.01	0.37

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,182	1,280,160	1,280,026	1,278,950

Diluted (in thousands)	1,280,605	1,283,232	1,280,273	1,282,056

ICL Group Limited Q4 2020 Results 11

Condensed Consolidated Statements of Financial Position as of (Unaudited)

December 31, 2020	December 31, 2019
$ millions	$ millions

Current assets
Cash and cash equivalents	214	95
Short-term investments and deposits	100	96
Trade receivables	883	778
Inventories	1,250	1,312
Other receivables	394	403
Total current assets	2,841	2,684

Non-current assets
Investments at fair value through other comprehensive income	83	111
Deferred tax assets	127	109
Property, plant and equipment	5,550	5,331
Intangible assets	670	652
Other non-current assets	393	286
Total non-current assets	6,823	6,489

Total assets	9,664	9,173

Current liabilities
Short-term credit	684	420
Trade payables	735	712
Provisions	54	42
Other payables	704	587
Total current liabilities	2,177	1,761

Non-current liabilities
Long-term debt and debentures	2,093	2,181
Deferred tax liabilities	326	341
Long-term employee liabilities	655	575
Provisions	267	202
Other	58	52
Total non-current liabilities	3,399	3,351

Total liabilities	5,576	5,112

Equity
Total shareholders’ equity	3,930	3,925
Non-controlling interests	158	136
Total equity	4,088	4,061

Total liabilities and equity	9,664	9,173

12 ICL Group Limited Q4 2020 Results

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	70	48	24	481
Adjustments for:
Depreciation and amortization	129	113	489	443
(Reversal of) Impairment of fixed assets	-	-	90	(10)
Exchange rate, interest and derivative, net	(3)	16	90	110
Loss from divestiture of businesses	-	-	4	-
Tax expenses	24	15	25	147
Change in provisions	(12)	(24)	113	(21)
Other	(3)	3	1	(1)
	135	123	812	668

Change in inventories	2	(72)	54	(72)
Change in trade receivables	(47)	210	(89)	199
Change in trade payables	72	(49)	84	(58)
Change in other receivables	(9)	9	5	5
Change in other payables	89	23	54	4
Net change in operating assets and liabilities	107	121	108	78

Interests paid	(34)	(38)	(109)	(115)
Income taxes paid, net of refund	(20)	(42)	(31)	(120)

Net cash provided by operating activities	258	212	804	992

Cash flows from investing activities
Proceeds (investments) in deposits, net	6	(6)	34	(2)
Business combinations, net of cash acquired	-	-	(27)	-
Purchases of property, plant and equipment and intangible assets	(183)	(157)	(626)	(576)
Proceeds from divestiture of businesses net of transaction expenses	9	-	26	-
Dividends from equity-accounted investees	4	2	7	3
Proceeds from sale of property, plant and equipment	1	14	3	50
Net cash used in investing activities	(163)	(147)	(583)	(525)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(30)	(64)	(118)	(273)
Receipt from transactions in derivatives used for hedging	28	-	24	-
Receipt of long-term debt	116	200	1,175	657
Payments of long-term debt	(207)	(139)	(1,133)	(689)
Payments of short-term credit from banks and others, net	(5)	(63)	(52)	(183)
Other	(1)	-	(1)	(2)
Net cash used in financing activities	(99)	(66)	(105)	(490)

Net change in cash and cash equivalents	(4)	(1)	116	(23)
Cash and cash equivalents as at the beginning of the period	216	96	95	121
Net effect of currency translation on cash and cash equivalents	2	-	3	(3)
Cash and cash equivalents as at the end of the period	214	95	214	95

ICL Group Limited Q4 2020 Results 13

Segment fourth quarter results analysis

INDUSTRIAL PRODUCTS

Results analysis for the period October - December 2020

Sales	Expenses	Operating income
$ millions

Q4 2019 figures	293	(233)	60
Quantity	39	(19)	20
Price	(1)	-	(1)
Exchange rates	5	(5)	-
Raw materials	-	(1)	(1)
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	3	3
Q4 2020 figures	336	(256)	80

Quantity – Positive: primarily due to increase in the quantities of bromine- and phosphorous-based flame retardants, and elemental bromine sold, partially offset by decrease in clear brine fluids sales volumes related to COVID‑19.

Price – Negative:  primarily due to minor price adjustments in bromine-based flame retardants selling prices.

Exchange rates – Offset: due to the following changes in average exchange rates -appreciation of euro against USD contributed to revenue more than it increased operational costs and was offset by appreciation of the Israeli shekel against USD, which increased operational costs.

14 ICL Group Limited Q4 2020 Results

POTASH

Results analysis for the period October – December 2020

Sales	Expenses	Operating income
$ millions

Q4 2019 figures	302	(280)	22
Quantity	136	(63)	73
Price	(64)	-	(64)
Exchange rates	5	(9)	(4)
Energy	-	(2)	(2)
Transportation	-	3	3
Operating and other expenses	-	12	12
Q4 2020 figures	379	(339)	40

-	Quantity – Positive: primarily due to ICL Dead Sea production record and three-week shut down for a facility upgrade in the fourth quarter of 2019.

-	Price – Negative: primarily due to decrease of $46 in average realized price per tonne of potash year-over-year.

-
Exchange rates – Negative: primarily due to the following changes in average exchange rates - appreciation of Israeli shekel and British pound against USD, which increased operational costs. This was partially offset by appreciation of euro against USD, which contributed to revenue more than it increased operational costs.

-	Operating and other expenses – Positive: primarily due to operational savings at ICL Dead Sea related to increased production from fourth quarter 2019 facility upgrade.

ICL Group Limited Q4 2020 Results 15

PHOSPHATE SOLUTIONS

Results analysis for the period October - December 2020

Sales	Expenses	Operating income
$ millions

Q4 2019 figures	417	(416)	1
Quantity	72	(66)	6
Price	(7)	-	(7)
Exchange rates	19	(18)	1
Raw materials	-	11	11
Energy	-	1	1
Transportation	-	4	4
Operating and other expenses	-	4	4
Q4 2020 figures	501	(480)	21

-	Quantity – Positive: primarily due to higher sales volumes of phosphate fertilizers, acids and dairy proteins, partially offset by the Hagesud divestiture in second quarter of 2020.

-	Price – Negative: primarily due to decrease in acids and phosphate fertilizers selling prices.

-
Exchange rates – Positive:  primarily related to the following changes in average exchange rates - devaluation of Brazilian real against USD, which decreased operational costs. Additionally, appreciation of euro and Chinese yuan against USD contributed to revenue more than it increased operational costs. This trend was partially offset by appreciation of Israeli shekel, which increased operational costs.

-	Raw materials – Positive: primarily due to lower prices of sulfur consumed during the quarter.

16 ICL Group Limited Q4 2020 Results

INNOVATIVE AG SOLUTIONS

Results analysis for the period October – December 2020

Sales	Expenses	Operating income
$ millions

Q4 2019 figures	150	(152)	(2)
Quantity	6	(4)	2
Price	(2)	-	(2)
Exchange rates	9	(8)	1
Raw materials	-	7	7
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	-	-
Q4 2020 figures	163	(158)	5

-	Quantity – Positive: primarily due to increase in sales volumes of both specialty agriculture and turf and ornamental products, mainly in Europe and North America.

-	Price – Negative: primarily related to decrease in selling prices of specialty agriculture products, mainly liquid fertilizers.

-	Exchange rates –Positive: primarily due to the following change in average exchange rates - appreciation of euro against USD, which contributed to revenue more than it increased operational costs.

-	Raw materials – Positive: primarily due to lower costs of commodities fertilizers.

ICL Group Limited Q4 2020 Results 17

Additional segment information

Global potash market - average prices and imports:

Average prices	Q4 2020	Q4 2019	VS Q4 2019	2020	2019	VS 2019

Granular potash - Brazil	CFR spot ($ per tonne)	248	293	(15%)	238	330	(28%)
Granular potash - Northwest Europe	CIF spot/contract (€ per tonne)	234	273	(14%)	244	285	(14%)
Standard potash -Southeast Asia	CFR spot ($ per tonne)	240	240	(14%)	245	294	(17%)
Potash imports
To Brazil	million tonnes	2.9	2.2	32%	11.0	10.2	8%
To China	million tonnes	2.0	1.4	43%	8.7	9.1	(4%)
To India	million tonnes	1.1	1.5	(27%)	4.1	4.1	0%

Sources: CRU (Fertilizer Week Historical Price: January 2021), FAI, Brazil and Chinese customs data.

Global phosphate commodities market - average prices:

$ per tonne	Q4 2020	Q4 2019	VS Q4 2019	2020	2019	VS 2019

DAP	CFR India Spot	369	318	16%	331	361	(8%)
TSP	CFR Brazil Spot	262	270	(3%)	251	311	(19%)
SSP	CPT Brazil inland 18-20% P2O5 Spot	179	206	(13%)	177	224	(21%)
Sulphur	Bulk FOB Adnoc monthly contract	74	46	61%	60	88	(32%)

Source: CRU (Fertilizer Week Historical Prices, January 2021).

18 ICL Group Limited Q4 2020 Results

(1a) The company only provides guidance on a non-GAAP basis. We do not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). Our guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled non‑IFRS financial measures differently than the Company.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q4 2020 Results 19

Adjustments to reported operating and net income (Non-GAAP)

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Operating income (loss)	139	88	202	756
Capital gain	-	-	-	-
Impairment of assets, provision for site closure and restoration costs (1)	4	7	229	(3)
Provision for early retirement (2)	-	-	78	-
Provision for legal proceedings (3)	-	(7)	-	7
Total adjustments to operating income	4	-	307	4
Adjusted operating income	143	88	509	760
Net income (loss) attributable to the shareholders of the Company	65	48	11	475
Total adjustments to operating income	4	-	307	4
Adjustments to finance expenses	-	-	-	-
Total tax impact of the above operating income	(1)	-	(60)	-
Total adjusted net income - shareholders of the Company	68	48	258	479

(1)
For 2020, this reflects an impairment and write-off of certain assets in Israel (Rotem Amfert Israel), related to continued low phosphate prices and the Company’s plan to discontinue unprofitable phosphate rock production and sale, which also resulted in an increase in the provision for assets retirement obligation (ARO) as well as an increase in facilities restoration costs. Also reflects an impairment of assets and an increase in the Sallent site (Vilafruns) closure costs in Spain (ICL Iberia). For 2019, this represents a partial reversal of an impairment loss related to assets in Germany - due to an agreement for the sale of assets - which was incurred in 2015, partly offset by an increase in the provision for the Sallent site closure costs, together with an increase in the provision for the removal of prior periods waste in bromine production facilities in Israel.

(2)
For 2020, this reflects an increase in the provision related to headcount reduction, which was implemented as part of the Company’s efficiency initiatives and measures, primarily through an early retirement plan for the Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

(3)
For 2019, this reflects an increase in the provision for the finalization of the royalties' arbitration in Israel related to prior periods, which was partly offset by a decrease in the provision related to legal claims in Spain.

20 ICL Group Limited Q4 2020 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	65	48	11	475
Financing expenses, net	46	25	158	129
Taxes on income, net	24	15	25	147
Minority and equity income, net	4	-	8	5
Operating income	139	88	202	756
Minority and equity income, net	(4)	-	(8)	(5)
Depreciation and amortization	129	113	489	443
Adjustments*	4	-	307	4
Total adjusted EBITDA	268	201	990	1,198

*    See "Adjustments to reported operating and net income (Non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

10-12/2020	10-12/2019	1-12/2020	1-12/2019
$ millions	$ millions	$ millions	$ millions

Net income (loss) - shareholders of the Company	65	48	11	475
Adjustments*	4	-	307	4
Total tax impact of the above operating income & finance expenses adjustments	(1)	-	(60)	-
Adjusted net income - shareholders of the Company	68	48	258	479
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,280,605	1,283,232	1,280,273	1,282,056
Diluted adjusted earnings per share (in dollars)**	0.05	0.04	0.20	0.37

*    See "Adjustments to reported operating and net income (Non-GAAP)" above.

** The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q4 2020 Results 21

Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2020

Sales to external parties	333	337	479	158	10	-	1,317
Inter-segment sales	3	42	22	5	-	(72)	-
Total sales	336	379	501	163	10	(72)	1,317

Segment profit (loss)	80	40	21	5	(2)	(1)	143
Other expenses not allocated to the segments							(4)
Operating income							139

Financing expenses, net							(46)
Share in earnings of equity-accounted investees							1
Income before income taxes							94

Depreciation and amortization	23	43	54	6	(4)	7	129

Capital expenditures as part of business combination	-	-	-	-	1	-	1
Capital expenditures	23	104	95	9	2	8	241

22 ICL Group Limited Q4 2020 Results

Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended December 31, 2019

Sales to external parties	290	262	400	145	9	-	1,106
Inter-segment sales	3	40	17	5	-	(65)	-
Total sales	293	302	417	150	9	(65)	1,106

Segment profit	60	22	1	(2)	2	5	88
Operating income							88

Financing expenses, net							(25)
Income before income taxes							63

Depreciation, amortization and impairment	18	38	44	6	6	1	113

Implementation of IFRS 16	2	-	4	1	10	-	17
Capital expenditures	16	137	67	7	3	2	232

ICL Group Limited Q4 2020 Results 23

Operating Segments

Information based on geographical location

The following table sets forth sales by geographical regions based on the location of the customers:

10-12/2020		10-12/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	435	33	379	34
Asia	409	31	301	27
North America	228	17	209	19
South America	140	11	123	11
Rest of the world	105	8	94	9
Total	1,317	100	1,106	100

-
Europe – The increase in sales primarily relates to an increase in sales volumes of potash, phosphate fertilizers, specialty agriculture products, phosphorus-based flame retardants and bromine-based flame retardants, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by a decrease in the selling prices of potash and phosphate fertilizers.

-
Asia – The increase in sales primarily relates to an increase in sales volumes of potash, phosphate fertilizers, acids, elemental bromine, bromine-based flame retardants and dairy proteins, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in the selling prices of potash and phosphate fertilizers.

-
North America – The increase in sales primarily relates to an increase in sales volumes of potash and phosphorus-based flame retardants. The increase was partly offset by a decrease in sales volumes of bromine-based industrial solutions.

-	South America – The increase in sales primarily relates to an increase in the sales volumes of potash, partly offset by a decrease in the selling prices of potash.

-	Rest of the world – The increase in sales primarily relates to an increase in sales volumes of dairy proteins.

24 ICL Group Limited Q4 2020 Results

The following table presents the distribution of the operating segments sales by geographical location of the customer:

10-12/2020		10-12/2019
$ millions	% of sales	$ millions	% of sales

China	240	18	139	13
USA	210	16	190	17
Brazil	116	9	106	10
Germany	81	6	70	6
United Kingdom	74	6	62	6
Spain	66	5	57	5
Israel	63	5	55	5
France	55	4	57	5
India	55	4	50	5
Australia	31	2	27	2
All other	326	25	293	26
Total	1,317	100	1,106	100

ICL Group Limited Q4 2020 Results 25

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, our 2021 adjusted EBITDA guidance, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental legislative and licensing restrictions; laws, regulations and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the fourth quarter of 2020 (hereinafter – ”the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2019 (hereinafter – the “Annual Report”) and the report for the first quarter, second quarter and third quarter of 2020 published by the Company (the "prior quarterly reports"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 5, 2020 and the prior quarterly reports, on May 12, 2020, July 29, 2020, November 12, 2020, and up to the publication date of the Quarterly Report.

26 ICL Group Limited Q4 2020 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.
By:	/s/ Kobi Altman
Name: Kobi Altman
Title: Chief Financial Officer

ICL Group Ltd.
By:	/s/ Lilach Geva Harel
Name: Lilach Geva Harel
Title: EVP, Global General Counsel

Date: February 11, 2021